

Mail Stop 4631

February 2, 2010

Boyd V. Applegate
President
Porfavor Corp.
2911 N. Lamb Blvd.
Las Vegas, NV 89115

> **Re:** **Porfavor Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Item 4.01 Form 8-K Filed January 7, 2010**
> **File No. 1-33933**

Dear Mr. Applegate:

We issued comments to you on the above captioned filings on November 17, 2009, December 31, 2009, and January 11, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by February 17, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by February 17, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753, Mindy Hooker, Staff Accountant at (202) 551-3732, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant